Rule 424(b)(3)
Registration No. 333-79465
PRICING SUPPLEMENT NO. 6, Dated October 25, 2000
To Prospectus Dated June 17, 1999
WASHINGTON GAS LIGHT COMPANY

MEDIUM-TERM NOTES, SERIES E
DUE ONE YEAR OR MORE FROM DATE OF ISSUE

Principal Amount: $25,000,000               [X] Fixed Rate Note                      [ ] Floating Rate Note

Issue Price (as a percentage of               [X] Book Entry Note                     [ ] Certificated Note
                     principal amount): 100%

Original Issue Date: October 30, 2000

Maturity Date October 30, 2007

[ ] The Offered Notes cannot be redeemed prior to maturity.

[X] The Offered Notes may be redeemed prior to maturity. See "Additional Terms" below

[ ] The Offered Notes are not subject to repurchase.

Applicable Only to Fixed Rate Notes:

               Interest Rate: 7.31% per annum.

              Interest Payment Dates: March 15 and September 15

Applicable Only to Floating Rate Notes:

Base Rate:	Maximum Interest Rate:
[ ] Commercial Paper Rate	Minimum Interest Rate:
[ ] LIBOR	Interest Reset Dates:
[ ] Treasury Rate	Interest Reset Period:
Interest Payment Dates:
Interest Payment Period:
Initial Interest Rate: .
Index Maturity: .
Spread (plus or minus): .
Spread Multiplier: .

Banc One Capital Markets, Inc. and The Williams Capital Group, L.P. acted as agents in connection with this transaction.

ADDITIONAL TERMS:

Optional Redemption:

          These Notes will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus15 basis points, plus accrued interest to the date of redemption.

         "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

          "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

          "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

           "Reference Treasury Dealer" means Banc One Capital Markets and The Williams Capital Group and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

           "Remaining Scheduled Payments" means, with respect to any Notes, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

          Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

          Unless the Company defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.